Exhibit 4(viii)
Description of Renasant Corporation Securities
The following information describes the common stock, par value $5.00 per share, of Renasant Corporation (the “Company”), which is the only security of the Company registered under Section 12 of the Securities Exchange Act of 1934, as amended. This description is qualified in its entirety by reference to the Company’s Articles of Incorporation, as amended (the “Articles”), and its Amended and Restated Bylaws (the “Bylaws”) and to the applicable provisions of the Mississippi Business Corporation Act of 1972, as amended (the “MBCA”), and other applicable provisions of Mississippi law.
General
The Articles authorize the issuance of up to 150,000,000 shares of common stock. A total of 56,855,002 shares were issued and outstanding as of December 31, 2019. The Company’s common stock trades on Nasdaq under the symbol “RNST.” As of December 31, 2019, approximately 1,455,971 shares of common stock were reserved for issuance under various employee and director benefit plans that the Company maintains.
The rights and privileges of holders of the Company’s common stock are subject to any preferences that the Company’s board of directors may set for any series of preferred stock that the Company may issue in the future. These preferences may relate to voting, dividend and liquidation rights, among other things.
Broadridge Corporate Issuer Solutions, Inc. serves as the registrar and transfer agent of the Company’s common stock.
Voting Rights
Holders of shares of the Company’s common stock are entitled to one vote per share on all matters submitted to a vote of shareholders, including the election of directors. Shareholders do not have cumulative voting rights. Directors are elected by a plurality of votes cast. In all matters other than the election of directors, in general, a majority of votes cast on a matter, whether in person or by proxy, at a meeting of shareholders at which a quorum is present is sufficient to take action on such matter, except that supermajority votes are required to approve specified business combinations and other actions, as discussed below.
The Company’s board has adopted a “majority voting” policy. Under this policy, which applies only in an uncontested election of directors, any nominee for director who receives a greater number of “withhold” votes for his or her election than votes “for” such election, although still elected to the board, must promptly tender to the board his or her resignation as a director, which will become effective upon acceptance by the board. If any resignation is tendered under these circumstances, the nominating and corporate governance committee of the Company’s board must consider the resignation and make a recommendation to the board as to whether to accept or reject the director’s resignation. No later than 90 days after the shareholders meeting that resulted in a director being required to submit his or her resignation, the board must consider the recommendation of the nominating committee and act on such resignation.
Supermajority Voting Provisions
The Articles contain a “fair price” provision. This provision requires the approval by the holders of not less than 80% of the Company’s outstanding voting stock, and the approval of the holders of not less than 67% of the Company’s outstanding voting stock held by shareholders other than a “controlling party” (defined to mean a shareholder owning or controlling 20% or more of the Company’s outstanding voting stock at the time of the proposed transaction), of any merger, consolidation or sale or lease of all or substantially all of the Company’s assets involving the controlling party. For purposes of the fair price provisions, “substantially all” of the Company’s assets means assets having a fair market value or book value, whichever is greater, that is at least 25% of the value of the Company’s total assets, as set forth on a balance sheet that is as of a date no more than 45 days prior to the proposed transaction. The elevated approval requirements do not apply if (1) the proposed transaction is approved by a majority of the Company’s board of directors or (2) the consideration the Company’s shareholders will receive in the proposed transaction meets certain minimum price requirements set forth in the Articles.
Under the Articles, the affirmative vote of the holders of at least 80% of the total outstanding shares of the Company’s common stock is required to alter, amend, repeal or adopt any provision inconsistent with these fair price provisions.
Dividend Rights
Holders of the Company’s common stock are entitled to receive dividends or distributions, whether payable in cash or otherwise, if, as and when declared by the Company’s board of directors, out of funds legally available for these payments. Under the MBCA, the Company may not pay a dividend if, after paying such dividend, (1) the Company would not be able to pay the Company’s debts as they become due or (2) the Company’s total assets would be less than the sum of the Company’s total liabilities plus the amount that would be needed to satisfy the preferential rights upon dissolution of shareholders, if any, whose rights are superior to those receiving the distribution.
As a bank holding company, the Company’s ability to pay dividends is substantially dependent on the ability of Renasant Bank, the Company’s wholly-owned subsidiary (the “Bank”), to transfer funds to the Company in the form of dividends, loans and advances. Accordingly, the Company’s declaration and payment of dividends depends upon the Bank’s earnings and financial condition, as well as upon general economic conditions and other factors. In addition, under Mississippi law, a Mississippi bank may not pay dividends unless its earned surplus is in excess of three times capital stock. A Mississippi bank with earned surplus in excess of three times capital stock may pay a dividend, subject to the approval of the Mississippi Department of Banking and Consumer Finance. In addition, the FDIC also has the authority to prohibit the Bank from engaging in business practices that the FDIC considers to be unsafe or unsound, which, depending on the financial condition of the bank, could include the payment of dividends. Accordingly, the approval of the Mississippi Department of Banking and Consumer Finance is required prior to the Bank paying dividends to the Company, and under certain circumstances the approval of the FDIC may be required. Finally, Federal Reserve regulations limit the amount the Bank may transfer to the Company in the form of a loan unless such loan is collateralized by specific obligations.
Classified Board of Directors; Filling Board Vacancies
The Company’s board of directors is divided into three classes of directors serving staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors. Under the Articles, the affirmative vote of the holders of at least 80% of the total outstanding shares of the Company’s common stock entitled to vote in the election of directors is required to alter, amend, repeal or adopt any provision inconsistent with the provisions of the Articles governing the Company’s classified board of directors.
The board may fill a vacancy on the board of directors, including a vacancy created by an increase in the number of directors. Any director elected to the board of directors to fill a vacancy on the board will hold office until the next annual meeting of shareholders. Under the MBCA, shareholders may remove a director with or without cause, but only at a meeting of shareholders called specifically for the purpose of removing such director (a shareholders’ rights to call a meeting are discussed below).
Liquidation and Other Rights
The Company’s shareholders are entitled to share ratably in the Company’s assets legally available for distribution to the Company’s shareholders in the event of the Company’s liquidation, dissolution or winding up, whether voluntary or involuntary, after payment of, or adequate provision for, all of the Company’s known debts and liabilities.
Holders of shares of the Company’s common stock have no preference, conversion or exchange rights and have no preemptive rights to subscribe for any of the Company’s securities. There are no sinking fund provisions applicable to the Company’s common stock. All outstanding common stock is, when issued against payment therefor, fully paid and non-assessable. Such shares are not redeemable at the option of Renasant or holders thereof. Finally, subject to the MBCA and Nasdaq rules, the Company’s board of directors may issue additional shares of the Company’s common stock or rights to purchase shares of the Company’s common stock without the approval of the Company’s shareholders.
Restrictions on Ownership
The ability of a third party to acquire the Company is limited under applicable United States banking laws and regulations. The Bank Holding Company Act of 1956, as amended, or the “BHC Act,” generally prohibits any company that is not engaged in banking activities and activities that are permissible for a bank holding company or a financial holding company from acquiring “control” of the Company. Control is generally defined as ownership of 25% or more of the voting stock of a company, the ability to control the election of a majority of the company’s board of directors or the other exercise of a “controlling influence” over a company. For any existing bank holding company, under the BHC Act such bank holding company must obtain the prior approval of the Federal Reserve Board before acquiring 5% or more of the Company’s voting stock. In addition, the Change in Bank Control Act of 1978, as amended, prohibits a person or group of persons from acquiring “control” of a bank holding company unless the Federal Reserve Board has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as the Company, where no other person holds a greater percentage of that class of voting stock, constitutes acquisition of control of the bank holding company.
Anti-Takeover Provisions of the Articles of Incorporation
The Articles contain certain provisions that may make it more difficult to acquire control of the Company by means of a tender offer, open market purchase, proxy contest or otherwise. These provisions, which are summarized below, are designed to encourage persons seeking to acquire control of the Company to negotiate with the Company’s directors. The Company believes that, as a general rule, the interests of the Company’s shareholders are best served if any change in control results from negotiations with the Company’s directors.
Classified Board of Directors. As described above, the Company’s board of directors is divided into three classes, with directors serving staggered three-year terms. The classification of the Company’s board of directors has the effect of making it more difficult for shareholders to change the composition of the Company’s board of directors. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of the Company’s board of directors. The Company believes that this delay may help ensure that the Company’s directors, confronted by a holder attempting to force a proxy contest, a tender or exchange offer, or an extraordinary corporate transaction, will have sufficient time to review the proposal as well as any available alternatives to the proposal and act in what they believe to be the best interests of the Company’s shareholders. The classification provisions, however, apply to every election of directors regardless of whether a change in the composition of the Company’s board of directors would be beneficial to the Company and the Company’s shareholders and whether or not a majority of the Company’s shareholders believe that such a change would be desirable.
The classification of the Company’s board of directors could also have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and the Company’s shareholders. The classification of the Company’s board of directors could thus increase the likelihood that incumbent directors will retain their positions. In addition, because the classification of the Company’s board of directors may discourage accumulations of large blocks of the Company’s stock by purchasers whose objective is to take control of the Company and remove a majority of the Company’s board of directors, the classification of the Company’s board of directors could tend to reduce the likelihood of fluctuations in the market price of the Company’s common stock that might result from accumulations of large blocks of the Company’s common stock for such a purpose. Accordingly, the Company’s shareholders could be deprived of certain opportunities to sell their shares at a higher market price than might otherwise be the case.
Fair Price Provision. The “fair price” provision in the Articles is described above. Subject to certain exceptions, this provision requires the approval by the holders of not less than 80% of the Company’s outstanding voting stock, and the approval by the holders of not less than 67% of the Company’s outstanding voting stock excluding shareholders constituting a “controlling party,” of any merger, consolidation or sale or lease of all or substantially all of the Company’s assets involving the controlling party. This fair price provision makes it more difficult for a third party to obtain approval of a business combination transaction.
Authority to Issue “Blank Check” Preferred Stock. The Company’s board of directors is authorized to issue, without any further approval from the Company’s shareholders, a series of preferred stock with the designations, preferences and relative participating, optional or other special rights, and the qualifications, limitations or restrictions, as the board determines in its discretion. This authorization may operate to provide anti-takeover protection for the Company. In the event of a proposed merger, tender offer or other attempt to gain control of the Company that the board of directors does not believe is in the Company’s or the Company’s shareholders’ best interests, the board has the ability to quickly issue shares of preferred stock with certain rights, preferences and limitations that could make the proposed takeover attempt more difficult to complete. Such preferred stock may also be used in connection with the issuance of a shareholder rights plan, sometimes called a “poison pill.”
The authorization to issue preferred stock may also benefit present management. A potential acquiror may be discouraged from attempting a takeover because the board possesses the authority to issue preferred stock. Thus, management may be able to retain its position more easily. The board, however, does not intend to issue any preferred stock except on terms that the board of directors deems to be in the best interest of Renasant and its shareholders.
Shareholder’s Right to Call a Special Meeting. The Bylaws provide that a shareholder may not call a special meeting of shareholders unless such shareholder owns at least 50% of Renasant’s issued and outstanding stock. This requirement makes it more difficult for a third-party acquiror to call a shareholders’ meeting to vote on corporate matters.

Advance Notice Requirements. The Bylaws require a shareholder who desires to nominate a candidate for election to the board of directors or to raise new business at an annual shareholders’ meeting to provide the Company advance notice not earlier than 120 days and not later than 90 days before the scheduled date of the meeting. If the date of the annual meeting is advanced by more than 30 days or delayed by more than 90 days from the anniversary date of the previous year’s meeting, to be timely a shareholder must deliver advance notice not earlier than the 120th day prior to the annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.
Under the Bylaws, a shareholder must also provide detailed information about the nominee or business and satisfy certain other conditions.
Amendment of Articles of Incorporation and Bylaws
Under Mississippi law, a corporation’s articles of incorporation generally may be amended if the votes cast by shareholders in favor of the amendment exceed the votes cast opposing the amendment, unless a greater number is specified in the articles. The affirmative vote of the holders of at least 80% of the total outstanding shares of the Company’s common stock is required to amend the provisions governing the Company’s classified board of directors and the fair price provisions in the Articles.
The Bylaws may be amended by a majority vote of the Company’s board of directors or the Company’s shareholders.